UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Forbes Energy Services Ltd.
 (Name of Issuer)

Common stock, par value of $0.01 per share (Title of Class of Securities)

345143200 (CUSIP Number)

Eric Schondorf Ascribe Capital LLC 299 Park Avenue, 34th Floor New York, NY 10171 (212) 476-8000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
Brian E. Hamilton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000
April 16, 2020 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ⌧
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345143200	13D	Page 1 of 16 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,123,947[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,123,947[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,123,947[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

[1]
Represents 2,123,947 shares of common stock, $0.01 par value (“Common Stock”), of Forbes Energy Services Ltd., a Delaware corporation (the “Issuer”), owned by Ascribe III Investments LLC (“Fund III”). Ascribe Opportunities Fund III, L.P (“Opportunities III”) and Ascribe Opportunities Fund III(B), L.P (“Opportunities III(B)”) are the sole owners of Fund III. Ascribe Capital LLC (“Ascribe”) is the investment manager of Opportunities III and Opportunities III(B).

[2]
This calculation is based on 7,659,067 shares of Common Stock outstanding as per the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “10-K”), after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 345143200	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
American Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,249,422[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,249,422[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,249,422[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Represents 2,123,947 shares of Common Stock owned by Fund III and 125,475 shares of Common Stock owned by Ascribe II Investments LLC (“Fund II”). Ascribe is the investment manager of Opportunities III and Opportunities III(B), which are the sole owners of Fund III. Ascribe Management LLC (“Ascribe Management”) is the investment manager of Ascribe Opportunities Fund II, L.P. (“Opportunities II”) and Ascribe Opportunities Fund II(B), L.P. (“Opportunities II(B)”), which are the sole owners of Fund II. American Securities LLC (“American Securities”) is the 100% owner of Ascribe and Ascribe Management.

[2]	This calculation is based on 7,659,067 shares of Common Stock outstanding as per the 10-K, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 345143200	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
Ascribe III Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,123,947[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,123,947[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,123,947[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]	Represents 2,123,947 shares of Common Stock owned by Fund III.

[2]	This calculation is based on 7,659,067 shares of Common Stock outstanding as per the 10-K, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 345143200	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Opportunities Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,123,947[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,123,947[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,123,947[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

[1]	Represents 2,123,947 shares of Common Stock owned by Fund III. Opportunities III and Opportunities III(B) are the sole owners of Fund III.

[2]	This calculation is based on 7,659,067 shares of Common Stock outstanding as per the 10-K, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 345143200	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Opportunities Fund III(B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,123,947[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,123,947[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,123,947[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

[1]	Represents 2,123,947 shares of Common Stock owned by Fund III. Opportunities III and Opportunities III(B) are the sole owners of Fund III.

[2]	This calculation is based on 7,659,067 shares of Common Stock outstanding as per the 10-K, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 345143200	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Associates III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,123,947[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,123,947[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,123,947[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Represents 2,123,947 shares of Common Stock owned by Fund III. Opportunities III and Opportunities III(B) are the sole owners of Fund III. Ascribe Associates III, LLC (“Associates III”) is the general partner of Opportunities III and Opportunities III(B).

[2]	This calculation is based on 7,659,067 shares of Common Stock outstanding as per the 10-K, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 345143200	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
125,475[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
125,475[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,475[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

[1]
Represents 125,475 shares of Common Stock owned by Fund II. Opportunities II and Opportunities II(B) are the sole owners of Fund II. Ascribe Management is the investment manager of Opportunities II and Opportunities II(B).

[2]	This calculation is based on 7,659,067 shares of Common Stock outstanding as per the 10-K, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 345143200	13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS
Ascribe II Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
125,475[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
125,475[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,475[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]	Represents 125,475 shares of Common Stock owned by Fund II.

[2]	This calculation is based on 7,659,067 shares of Common Stock outstanding as per the 10-K, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 345143200	13D	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Opportunities Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
125,475[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
125,475[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,475[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

[1]	Represents 125,475 shares of Common Stock owned by Fund II. Opportunities II and Opportunities II(B) are the sole owners of Fund II.

[2]	This calculation is based on 7,659,067 shares of Common Stock outstanding as per the 10-K, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 345143200	13D	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Opportunites Fund II(B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
125,475[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
125,475[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,475[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]	Represents 125,475 shares of Common Stock owned by Fund II. Opportunities II and Opportunities II(B) are the sole owners of Fund II.

[2]	This calculation is based on 7,659,067 shares of Common Stock outstanding as per the 10-K, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 345143200	13D	Page 11 of 16 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Associates II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
125,475[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
125,475[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,475[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Represents 125,475 shares of Common Stock owned by Fund II. Opportunities II and Opportunities II(B) are the sole owners of Fund II. Ascribe Associates II, LLC (“Associates II”) is the general partner of Opportunities II and Opportunities II(B).

[2]	This calculation is based on 7,659,067 shares of Common Stock outstanding as per the 10-K, after giving effect to the transactions described in Item 4. See Item 5.

This Amendment (this “Amendment”) amends that certain statement on Schedule 13D filed by the Reporting Persons on December 30, 2019 (the “Original Schedule 13D” and, together with this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately following the first paragraph:
On March 4, 2019, Fund III acquired an aggregate principal amount of $27.1 million of PIK Notes pursuant to its exercise of subscription rights in the Issuer’s rights offering, as described in the Issuer’s prospectus dated February 13, 2019. On March 4, 2019, Fund III acquired an additional aggregate principal amount of $453 thousand of PIK Notes pursuant to the backstop commitment letter, dated November 16, 2018, filed as exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 23, 2018. As described in Item 4 below, on April 16, 2020, Fund III acquired 963,116 shares of Common Stock upon an exchange of an aggregate principal amount of $126,856 of PIK Notes pursuant to the Exchange and Contribution Agreement. The Reporting Persons used a portion of the funds under management of Fund III to fund these transactions.
Item 4.	Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately following the third paragraph:
On April 16, 2020, Fund III acquired 963,116 shares of Common Stock upon an exchange of an aggregate principal amount of $126,856 of PIK Notes pursuant to the Exchange and Contribution Agreement.
Item 5.	Interest in Securities of the Issuer
Items 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:
(a)
The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof is 2,249,422. These shares include 2,123,947 shares of Common Stock owned directly by Fund III and 125,475 shares of Common Stock owned directly by Fund II. There were 5,522,822 shares of Common Stock outstanding as of March 16, 2020, as per the 10-K. There were 171,716 unvested shares under the Issuer’s management incentive plan (“Management Incentive Plan”) as of December 31, 2019, as per the 10-K. On January 18, 2020, the Issuer issued an additional 292,160 unvested shares pursuant to the Management Incentive Plan. All unvested shares under the Management Incentive Plan will vest upon consummation of the Merger. On April 16, 2020, the Issuer issued 1,672,369 shares of Common Stock pursuant to the Exchange and Contribution Agreement.    The calculation of beneficial ownership of outstanding shares of Common Stock in this Item 5 and elsewhere in this Schedule 13D assumes there are 7,659,067 shares outstanding as of the date of this Schedule 13D.
(b)
Fund III beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 2,123,947 shares of Common Stock, representing 27.7% of the outstanding shares of Common Stock. Opportunities III and Opportunities III(B), as the sole owners of Fund III, beneficially own and have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 2,123,947 shares of Common Stock, representing 27.7% of the outstanding shares of Common Stock. Ascribe, as the investment manager to Opportunities III and Opportunities III(B), beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 2,123,947 shares of Common Stock, representing 27.7% of the outstanding shares of Common Stock. Associates III, as the general partner of Opportunities III and III(B), beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 2,123,947 shares of Common Stock, representing 27.7% of the outstanding shares of Common Stock.
Fund II beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 125,475 shares of Common Stock, representing 1.6% of the outstanding shares of Common Stock. Opportunities II and Opportunities II(B), as the sole owners of Fund II, beneficially own, and have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 125,475 shares of Common Stock, representing 1.6% of the outstanding shares of Common Stock. Ascribe Management, as the investment manager to Opportunities II and Opportunities II(B), beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 125,475 shares of Common Stock, representing 1.6% of the outstanding shares of Common Stock. Associates II, as the general partner to Opportunities II and Opportunities II(B), beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 125,475 shares of Common Stock, representing 1.6% of the outstanding shares of Common Stock.
American Securities, as the sole owner of both Ascribe and Ascribe Management, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 2,249,422 shares of Common Stock, representing 29.4% of the outstanding shares of Common Stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the fifth paragraph and adding the following paragraphs immediately following the fourth paragraph:
On March 20, 2020, the Issuer as a guarantor, the Borrower, and certain of their subsidiaries, as guarantors, entered into Amendment No. 3 to Loan and Security Agreement with the lenders party thereto and the term loan agent, which provided, among other things, that a default under the Revolving Loan Agreement, dated November 16, 2018, by and among the Issuer and certain of its subsidiaries, as borrowers, the lenders party thereto and Regions Bank, as administrative agent and collateral agent (the “Revolving Loan Agreement”), due to the expiration of a waiver under the Revolving Loan Agreement in respect of the Issuer’s audit opinion would not constitute a default under the Loan and Security Agreement (“Amendment No. 3 to Term Loan Agreement”).
The foregoing descriptions of the Indenture, the Term Loan Agreement, Amendment No. 3 to Term Loan Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Indenture, Term Loan Agreement, Amendment No. 3 to Term Loan Agreement and Registration Rights Agreement, respectively, complete copies of which are attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 4, 2018, Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 18, 2017, Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 23, 2018, Exhibit 10.18 to the 10-K, Exhibit 10.22 to the 10-K and Exhibit 10.1 to the Issuer’s Registration Statement on Form 8-A filed with the SEC on April 18, 2017, respectively, and are each incorporated into this Item 6 by reference.

Item 7.	Materials to be Filed as Exhibits
The fifth row of the exhibit table contained in Item 7 of the Schedule 13D is hereby amended and restated as follows:
7.4**
Loan and Security Agreement, dated as of April 13, 2017, by and among Forbes Energy Services Ltd., Forbes Energy Services LLC, Forbes Energy International, LLC, TX Energy Services, LLC, C.C. Forbes, LLC, Cretic Energy Services, LLC, Wilmington Trust, National Association and the lenders from time to time thereto.

The exhibit table contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:
7.6****	Amendment No. 1 to Loan and Security Agreement, dated as of November 16, 2018.
7.7*****	Amendment No. 2 to Loan and Security Agreement, dated as of May 28, 2019.
7.8******	Amendment No. 3 to Loan and Security Agreement, dated as of March 23, 2020.

****	Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed November 23, 2018.

*****	Incorporated by reference to Exhibit 10.18 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 23, 2020.

******	Incorporated by reference to Exhibit 10.22 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 23, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2020

Ascribe Capital LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

American Securities LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

Ascribe III Investments LLC

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund III, L.P.

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund III(B), L.P.

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Associates III, LLC

By American Securities LLC, its managing member

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

Ascribe Management LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe II Investments LLC

By Ascribe Management LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund II, L.P.

By Ascribe Management LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund II(B), L.P.

By Ascribe Management LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Associates II, LLC

By American Securities LLC, its managing member

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer